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                               June 11, 2020

       Howard W. Lutnick
       Chief Executive Officer
       CF Finance Acquisition Corp. II
       110 East 59th St.
       New York, NY 10022

                                                        Re: CF Finance
Acquisition Corp. II
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 18,
2020
                                                            CIK No. 1811856

       Dear Mr. Lutnick:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement submitted May 18, 2020

       General

   1. We note your disclosure on page 58 and on page 131 that your exclusive forum provision does not apply to
actions arising under the Securities Act or the Exchange Act. Please ensure that the
exclusive forum provision in your Amended and Restated Certificate of
                                                        Incorporation states
this clearly, or tell us how you will inform investors in future filings that the provision does
not apply to actions arising under the Securities Act or the
                                                        Exchange Act.
 Howard W. Lutnick
FirstName LastNameHoward W. Lutnick
CF Finance Acquisition Corp. II
Comapany NameCF Finance Acquisition Corp. II
June 11, 2020
Page 2
June 11, 2020 Page 2
FirstName LastName
Calculation of Registration Fee Table , page i

2. We note that you included a market-making prospectus. Please include a footnote to the fee table for the amount of securities being registered solely for certain market-making transactions.
We may engage in an initial business combination . . . , page 47

3. Please clarify the nature of the fairness opinion required for a business combination with an affiliated entity. Disclosure here suggests this opinion would address the fairness of the transaction to stockholders, whereas disclosure on page 7 under "Our Business
         Combination Process" suggests that the opinion would address the fairness of the transaction to the company.
Notes to the Financial Statements
7. Subsequent Events, page F-15

4. Please disclose the actual date through which subsequent events were evaluated as required by ASC 855-10-50-1.
        You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or John Cash,
Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202)
551-7844 or Sherry Haywood, Staff Attorney, at (202) 551-3345 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      Stuart Neuhauser